Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

June 24, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Paul Fischer

Celeste Murphy

Re:	Ideanomics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on May 7, 2019 File No. 333-224382

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on June 3, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Form S-1 (the “S-1”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1 filed May 7, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	We note you state that you have begun phasing out of the crude oil trading business and the electronics trading business. Please expand your MD&A and financial statement footnote disclosures to address the following, as appropriate, and advise us in detail.

•	Indicate whether you have tested the related asset groups for recoverability based on their shortened useful lives and, if so, tell us the results of this testing.

In response to the Staff’s comment, the Company considered the recoverability of the long-lived assets. However, the crude oil trading business and electronics trading business do not involve significant capital investment. The net book value of the long-lived assets at December 31, 2018 are less than $2,000 and represents the office furniture and equipment, the Company considers this as not material to the financial statements.

•	Explain to us your consideration of presenting these businesses as discontinued operations. In this regard, it is unclear if you have ceased to use long-lived assets and if so, whether they should be considered abandoned. We refer you to the guidance in ASC 205-20-45 and ASC 360-10-35-47.

In response to the Staff’s comment, the Company did evaluate and determine that the crude oil trading business and electronics trading business do not qualify as discontinued operations mainly due to the following reasons:

1.	We evaluated the definition of discontinued operation based on ASC 205-20-45-1B to 1C. The crude oil trading and electronics trading are part of our WeCast segment. The Company’s business strategy and the primary goal for entering crude oil and consumer electronic is to learn about the needs of buyers and sellers in industries that rely heavily on the shipment of goods. We will apply the knowledge we learned from these businesses to the applications of the technologies in our Fintech ecosystem. The Company did not intend to be a logistics management company at the outset of these activities. Therefore, the contraction of these businesses does not represent a strategic shift and has no major effect on our operations.
2.	The Company has not committed to a plan to sell the crude oil and consumer electronic trading business and has no active program to locate a buyer or other actions to sell these business as of December 31 2018 and March 31 2019. Therefore, these businesses do not qualify as held for sale based on ASC 205-20-45-1E.

Regarding the long-lived assets, as we discussed in the point above, the total value at December 31, 2018 is less than $2,000. The Company does not consider this as material to the financial statements.

•	Clearly disclose whether or not you anticipate earning any revenue from these businesses in the future.

The Company does not anticipate any revenue from these businesses in the future, at this point. The Company believes its existing disclosures currently provide sufficient information in the MD&A section in “Overview”, “Principal Factors Affecting Our Financial Performance” and “Consolidated Results of Operations” as of and for the period ended December 31, 2018 and March 31, 2019. We will include the specific wordings “The Company does not anticipate any revenue from these business in the future at this point.” in our June 30, 2019 Form 10-Q report and going forward until we have a definite plan on these businesses.

Financial Statements, page F-1

2.	Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company considered whether net assets in China (“PRC”) were potentially restricted as of December 31, 2018. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by State Administration of Foreign Exchange (“SAFE”) do not automatically constitute the “restrictions” for purposes of Rule 4-08(e)(3) under Regulation S-X, because the restrictions on currency exchange in substance do not prohibit the Company’s subsidiaries or consolidated VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities are complied with as mentioned in Note 19 (e) Foreign Currency Risk. The currently effective PRC foreign exchange regulations expressly stipulate that the PRC does not restrict the international dividend payment and international payments or transfers under current account transactions, including the advance payment. These limitations in the abstract do not prohibit or preclude advances or cash dividend from a PRC subsidiary or VIEs to a foreign parent without the consent of SAFE. The PRC foreign exchange regulations do impose SAFE-administered quota limitation on loans from a PRC subsidiary to a foreign parent as well as certain limitations on capital account transactions by imposing filing and registration requirements and, in certain circumstances, burdensome, time-consuming or unpredictable procedures to be followed. However, the Company has not historically incurred such loan transaction and will unlikely incur it in the future. Even if the Company would like to effect a fund transfer from a PRC subsidiary to its foreign parent, the Company has the latitude to choose to arrange such transfer through advances or cash dividend on which there is no limitation imposed. The Company believes that only when a PRC subsidiary is expressly rejected by SAFE to loan, advance or pay dividend to its foreign parent or when a PRC subsidiary hits a specific foreign exchange quota set by SAFE in any loan, advance or dividend payment will such limitation fall within the “restriction” for purposes of Rule 4- 08(e)(3). Therefore, the Company does not consider the limitation from the PRC foreign exchange regulations as a “restriction” under Rule 4-08(e)(3) and does not include it in its calculation of the restricted net assets.

Under PRC rules and regulations, all subsidiaries in the PRC are required to appropriate 10% of their net income, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital.  The appropriation to this statutory surplus reserve must be made before distribution of dividends to the parent company can be made.  The statutory reserve is non-distributable, other than during liquidation, and can be used to fund previous years losses, if any, and may be converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently outstanding, provided that the remaining balance of the statutory reserve after such issue is not less than 25% of the registered capital. As of December 31 2018, all the subsidiaries in the PRC have accumulated loss and do not have positive restricted net assets for potential distribution. Therefore, the restricted net assets amount as of December 31, 2018 did not exceed 25% of the Company’s consolidated net assets as of December 31, 2018, and consequently the Company would not be required to file the schedule information required by Rule 5-04 of Regulation S-X.

Note 5. VIE Structure and Arrangements, page F-17

3.	Please expand your disclosure to fully comply with 4-08(e)(3) of Regulation S-X with respect to your PRC based subsidiaries.

In response to the Staff’s comment, the Company performed the restricted net assets analysis described in Comment No. 2, and no disclosure is required by 4-08(e)(3) of Regulation S-X because the restricted net assets are not considered material.

Acquisition of Tree Motion Sdn. Bhd. ("Tree Motion"), page F-38

4.	Please provide audited financial statements of Tree Motion pursuant to 8-04 of Regulation of S-X or explain to us why it is not necessary to do so. It also appears you should provide pro forma financial information pursuant to 8-05 of Regulation S-X.

In response to the Staff’s comment, the Company follows the Rule 3-05 b (4) (i) (A) of Regulation S-X and concluded the audit financial statements are not required until the consummation of the acquisition occurs because the acquiree’s significance is below 50%.

The proforma financial information was not provided because the consummation of the acquisition is still contingent upon the Company’s completion of its due diligence and customary closing conditions as well as being potentially subject to shareholder’s approval. Starting from May 2019, the Company has tried to renegotiate the terms and conditions of the acquisition based on the progress and initial results of due diligence. The pro forma financial statements if required will be provided once the acquisition is probable to occur.

Note 22. Subsequent Events

Disposal of Assets in exchange of GTDollar coins, page F-38

5.	Please explain to us your consideration of reporting the YOD business as discontinued operation. In this regard, we note on page 40 that you did not generate any revenue from your YOD Legacy business during all of 2018 and its license content (carrying amount of $17 million) was sold in 2019. Refer to ASC 205-20-45-1.

In response to the Staff’s comment, the Company does not present the YOD business as discontinued operations because the Company has not made a decision to dispose of the YOD segment as of March 31 2019 and does not believe the status is qualified for the definition and criteria under ASC 205-20-45-1. Please see below:

a.	The Company has not committed to a plan to sell the YOD segment;
b.	There is no active program to locate a buyer and other actions to sell the YOD segment;
c.	Even though the license content was sold in 2019, the Company has no plan to dispose of other assets in YOD segment. As disclosed in the business section, the Company still runs our legacy YOD segment with limited resources and plans to continue to run it through the Yanhua Partnership, furthermore the Company disclosed in Note 5 to the financial statements that the Company is evaluating the overall operating strategy for the YOD legacy business.

6.	It is unclear why you disclose that you received GTDollar coins in exchange for certain assets while on page 21 of your March 31, 2019 Form 10-Q you disclose you received GTB tokens. Please revise so that your disclosures are consistent and advise us.

In response to the Staff’s comment, the Company well noted the inconsistency between GTDollar coins and GTB tokens. The Company will revise to reference GTDollar coins in our June 30, 2019 Form 10-Q report for consistency.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc:	William N. Haddad, Esq., Veanble LLP

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Sincerely,

Division of Corporation Finance Office of Telecommunications